UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Emergent Group Inc.

(Name of Subject Company)

Sunrise Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Universal Hospital Services, Inc.

(Parent of Offeror)

COMMON STOCK, $0.04 PAR VALUE PER SHARE

(Title of Class of Securities)

29089V–20–3

(CUSIP Number of Class of Securities)

Rex T. Clevenger

Executive Vice President and Chief Financial Officer

Universal Hospital Services, Inc.

7700 France Avenue South, Suite 275

Edina, Minnesota 55435–5228

(952) 893–3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copy to:

Christopher J. Bellini

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, Minnesota 55402

(612) 340–2600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third–party tender offer subject to Rule 14d–1.

☐            issuer tender offer subject to Rule 13e–4.

☐            going-private transaction subject to Rule 13e–3.

☐            amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 2, 2011 (as subsequently amended and supplemented, the “Schedule TO”) by (i) Sunrise Merger Sub, Inc., a Nevada corporation (the “Purchaser”), and a wholly owned subsidiary of Universal Hospital Services, Inc., a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.04 per share (the “Shares”), of Emergent Group Inc., a Nevada corporation (“Emergent Group”), at a purchase price of $8.46 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitute the “Offer”).

All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.

All information in the Schedule TO is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein.  This Amendment No. 5 is being filed to reflect certain updates as reflected below.

The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below.  All page references in this Amendment No. 5 refer to the Offer to Purchase.

Items 1 through 9, and Item 11.

Pursuant to the terms of the Merger Agreement, on April 1, 2011, the Purchaser merged with and into Emergent Group through a short-form merger under Nevada law, with Emergent Group continuing as the surviving corporation and a wholly owned subsidiary of Parent. By virtue of the Merger, each issued and outstanding Share (other than Shares held (i) in the treasury of Emergent Group or owned by the Purchaser or Parent or (ii) by any subsidiary of Emergent Group or Parent (other than the Purchaser)) was canceled and converted into the right to receive $8.46, the same consideration, without interest, received by holders who tendered in the Offer.

On April 1, 2011, Parent issued a press release announcing the completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(M) and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(M)	Press Release issued by Universal Hospital Services, Inc., issued April 1, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sunrise Merger Sub, Inc.

By:	/s/ Gary D. Blackford
Name: Gary D. Blackford
Title: Chief Executive Officer
Dated: April 1, 2011

Universal Hospital Services, Inc.

By:	/s/ Gary D. Blackford
Name: Gary D. Blackford
Title: Chairman of the Board and Chief Executive Officer
Dated: April 1, 2011

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 2, 2011*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W—9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on March 2, 2011*

(a)(5)(A)

Press Release issued by Universal Hospital Services, Inc., issued February 7, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8—K filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(B)

Email to Universal Hospital Services, Inc. employees, dated February 7, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8—K filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(C)

Transcript of Pre—Recorded Message, released on February 7, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8—K filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(D)

Presentation Materials accompanying Pre—Recorded Message, dated February 7, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8—K filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(E)

Talking Points of Rex T. Clevenger used at UBS Healthcare Conference in New York, New York on February 7, 2011 (incorporated by reference to the Schedule TO—C filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(F)	Transcript of Conference Call held on February 7, 2011 (incorporated by reference to the Schedule TO—C filed by Universal Hospital Services, Inc. on February 7, 2011)

(a)(5)(G)	Transcripts of Conference Calls held on February 8, 2011 (incorporated by reference to the Schedule TO—C filed by Universal Hospital Services, Inc. on February 8, 2011)

(a)(5)(H)	Complaint filed by Brian McManus, individually and on behalf of others similarly situated, on February 22, 2011 in the Superior Court of the State of California, County of Los Angeles*

(a)(5)(I)	Complaint filed by Bryan Lamb, individually and on behalf of others similarly situated, on February 28, 2011 in the Superior Court of the State of California, County of Los Angeles*

(a)(5)(J)	Complaint filed by Leena Dave, individually and on behalf of others similarly situated, on March 2, 2011 in the Superior Court of the State of California, County of Los Angeles*

(a)(5)(K)

Memorandum of Understanding, dated March 23, 2011, between Robbins Umeda LLP, as lead counsel for Plaintiffs, and Paul, Hastings, Janofsky & Walker LLP, as counsel for Defendants Emergent Group Inc., and specially appearing Defendants Bruce J. Haber, Mark Waldron, Howard Waltman and K. Deane Read, Jr., and Dorsey & Whitney LLP, as counsel for Defendants Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc.*

(a)(5)(L)	Press Release issued by Universal Hospital Services, Inc., issued March 31, 2011*

(a)(5)(M)	Press Release issued by Universal Hospital Services, Inc., issued April 1, 2011†

(d)(1)

Agreement and Plan of Merger, dated February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Emergent Group Inc. (incorporated by reference to Exhibit 2.1 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(2)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(3)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(4)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(5)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(6)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(7)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(8)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron (incorporated by reference to Exhibit 2.8 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(9)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 to Universal Hospital Services, Inc.’s Current Report on Form 8—K filed on February 7, 2011)

(d)(10)	Non—Disclosure Agreement, dated October 26, 2010, between Universal Hospital Services, Inc. and Emergent Group Inc.*

(d)(11)	Exclusivity Agreement, dated December 22, 2010, between Universal Hospital Services, Inc. and Emergent Group Inc.*

(d)(12)	Exclusivity Agreement Extension, dated January 27, 2011, between Universal Hospital Services, Inc. and Emergent Group Inc.*

*  Previously filed with the Schedule TO.

†  Filed herewith.